Filed Pursuant to Rule 433

Registration No. 333-206550

Final Term Sheet

February 3, 2016

THE HOME DEPOT, INC.

$1,350,000,000 2.000% Notes due 2021

$1,300,000,000 3.000% Notes due 2026

$350,000,000 4.250% Notes due 2046

Issuer:	The Home Depot, Inc.

Title of Securities:

$1,350,000,000 2.000% Notes due 2021 (the “Notes due 2021”)

$1,300,000,000 3.000% Notes due 2026 (the “Notes due 2026”)

$350,000,000 4.250% Notes due 2046 (the “Notes due 2046” and, together with the Notes due 2021 and the Notes due 2026, the “Notes”)

Principal Amount:

Notes due 2021: $1,350,000,000

Notes due 2026: $1,300,000,000

Notes due 2046: $350,000,000 (which will have identical terms, be fungible with and be part of a single series of senior debt securities with the $1,250,000,000 principal amount of the 4.250% notes due 2046 issued on June 2, 2015). The outstanding principal amount of the series of notes, after issuance of the Notes due 2046, will be $1,600,000,000.

Expected Ratings (Moody’s/S&P/Fitch)*:	A2/A/A

Trade Date:	February 3, 2016

Settlement Date (T+7):	February 12, 2016. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next three business days will be required, because the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof or the next three business days, you should consult your own advisors.

Maturity Date:	Notes due 2021: April 1, 2021 Notes due 2026: April 1, 2026 Notes due 2046: April 1, 2046

Interest Payment Dates:

Semi-annually on each April 1 and October 1, commencing October 1, 2016 in the case of the Notes due 2021 and the Notes due 2026. In the case of the Notes due 2046, semi-annually on each April 1 and October 1, commencing April 1, 2016, with interest accruing from October 1, 2015.

Interest on the Notes is payable to holders of record at the close of business on the immediately preceding March 15 and September 15 (whether or not a business day).

Optional Redemption:

Notes due 2021: Prior to March 1, 2021, make-whole call at T+15 bps; par call on and after March 1, 2021

Notes due 2026: Prior to January 1, 2026, make-whole call at T+20 bps; par call on and after January 1, 2026

Notes due 2046: Prior to October 1, 2045, make-whole call at T+25 bps; par call on and after October 1, 2045

Treasury Benchmark:	Notes due 2021: 1.375% due 01/31/2021 Notes due 2026: 2.250% due 11/15/2025 Notes due 2046: 2.875% due 08/15/2045

Benchmark Yield:	Notes due 2021: 1.273% Notes due 2026: 1.874% Notes due 2046: 2.714%

Spread to Benchmark:	Notes due 2021: 80 bps Notes due 2026: 120 bps Notes due 2046: 150 bps

Reoffer Yield:	Notes due 2021: 2.073% Notes due 2026: 3.074% Notes due 2046: 4.214%

Coupon:	Notes due 2021: 2.000% per annum Notes due 2026: 3.000% per annum Notes due 2046: 4.250% per annum

Price to Public:	Notes due 2021: 99.644% Notes due 2026: 99.356% Notes due 2046: 100.602% (plus $5,412,847.22 of accrued interest from October 1, 2015).

Day Count Convention:	30/360

CUSIP/ISIN:	Notes due 2021: 437076BL5/ US437076BL56 Notes due 2026: 437076BM3/ US437076BM30 Notes due 2046: 437076 BH4 / US437076BH45

Reference Treasury Dealer:

Notes due 2021 and Notes due 2026: Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Notes due 2046: Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Lebenthal & Co., LLC

Certain U.S. Federal Income and Other Tax Considerations:

The following summary describes certain U.S. federal tax consequences to you of the purchase, ownership and disposition of the Notes as of the date hereof. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and applicable regulations, administrative rulings and judicial decisions currently in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or interpreted differently by the Internal Revenue Service (“IRS”) or the courts so as to result in U.S. federal tax consequences different from those summarized below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This summary does not represent a detailed description of all the federal tax considerations that may be important to you in light of your particular circumstances. This summary deals only with Notes held as a capital asset by a beneficial owner who purchased the Notes for cash pursuant to this offering at the offer price set forth on the front cover hereof.

This summary does not describe all of the U.S. federal tax considerations that may be relevant to investors in light of their particular investment or other circumstances. This discussion also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the U.S. federal income tax laws. Special rules apply, for example, if you are:

•        a bank, thrift, insurance company, regulated investment company or other financial institution or financial service company;

•        a broker or dealer in securities or foreign currency;

•        a U.S. person that has a functional currency other than the U.S. dollar;

•        a person subject to alternative minimum tax;

•        a person who owns the Notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•        a tax-exempt entity;

•        a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•        a person who acquires the Notes in connection with employment or other performance of services.

In addition, the following discussion does not address all possible tax consequences related to the acquisition, ownership and disposition of the Notes. In particular, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences, or the consequences arising under any tax treaty.

If you are considering the purchase of the Notes, you should consult your own tax advisor concerning the particular U.S. federal tax consequences to you of the ownership of the Notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local, foreign or other tax laws.

Applying the Treasury regulations related to a “qualified reopening,” we intend to treat the Notes due 2046 offered hereby as issued pursuant to a “qualified reopening” of our 4.250% senior notes due April 1, 2046 that were issued on June 2, 2015. For U.S. federal income tax purposes, debt instruments issued in a “qualified reopening” are deemed to be part of the same issue as the original debt instruments. Accordingly, notwithstanding anything to the contrary herein, if the issuance is treated as a “qualified reopening” for U.S. federal income tax purposes, the Notes due 2046 offered hereby have the same issue date, the same issue price and the same adjusted issue price as the existing 4.250% senior notes due 2046. The remainder of this discussion assumes that the Notes due 2046 offered hereby will be treated as part of the same issue as the existing 4.250% senior notes due 2046.

U.S. Holders

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Note that for U.S. federal income tax purposes is:

•        an individual who is a citizen or resident of the United States;

•        a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (a) a court within the United States is able to exercise primary control over its administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of such trust or (b) the trust has validly elected to be treated as a United States person.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Notes, you should consult your tax advisors as to the United States federal income tax consequences relevant to the acquisition, ownership and disposition of the Notes applicable to them.

Payment of Interest

It is anticipated, and this discussion assumes, that the Notes will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes. In such case, interest on a Note will generally be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with its usual method of accounting for tax purposes. If, however, the issue price of the Notes is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), a U.S. Holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Pre-Issuance Accrued Interest

A portion of the price paid for the Notes due 2046 issued pursuant to this offering will be allocable to interest that accrued prior to the date such Notes due 2046 are purchased (“pre-issuance accrued interest”). To the extent that a portion of a U.S. Holder’s purchase price for the Notes due 2046 is allocable to pre-issuance accrued interest, a portion of the first stated interest payment equal to the amount of such pre-issuance accrued interest may be treated as a nontaxable return of such pre-issuance accrued interest to the U.S. Holder. If so, the amount treated as a return of pre-issuance accrued interest will reduce a U.S. Holder’s adjusted tax basis in the Notes due 2046 by a corresponding amount. The remainder of this discussion assumes that the Notes due 2046 will be so treated, and all references to interest in the remainder of this discussion exclude references to pre-issuance accrued interest.

Amortizable Bond Premium

A U.S. Holder will acquire the Notes with amortizable bond premium if the U.S. Holder purchases the Notes for a price (excluding any amount attributable to pre-issuance accrued interest) in excess of the stated principal amount of the Notes. A U.S. Holder may elect under the Code to amortize bond premium under the constant yield method over the remaining term of the Notes. If a U.S. Holder makes this election, it will apply to all taxable debt instruments having amortizable bond premium that the U.S. Holder owns or subsequently acquires and may not be revoked without the consent of the IRS. Amortizable bond premium will be treated as an offset to interest income on the Notes rather than as a separate deduction, and a U.S. Holder will reduce its tax basis in a Note by any amortized bond premium. If a U.S. Holder does not elect to amortize bond premium, then that premium will decrease the gain or increase the loss otherwise recognized on a disposition of the Notes.

Sale or Other Taxable Disposition of the Notes

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of the Notes equal to the difference between (a) the amount realized upon the sale, exchange, redemption, retirement, or other taxable disposition (except to the extent attributable to accrued and unpaid stated interest, which will generally be taxable as ordinary income to the extent not previously included in income), and (b) the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in a Note generally will equal its purchase price for the Note, reduced by any previously amortized bond premium.

Gain or loss on the disposition of Notes will generally be capital gain or loss and will be long-term capital gain or loss if the Notes have been held for more than one year at the time of disposition. Certain non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of tax on long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their “net investment income,” which will generally include all or a portion of their interest income and net gains from the disposition of the Notes. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Notes.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to payments to certain non-corporate U.S. Holders of principal and interest on a Note and the proceeds of the sale of a Note. If you are a U.S. Holder, you may be subject to backup withholding, at a current rate of 28%, when you receive interest with respect to the Notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the Notes. In general, you can avoid this backup withholding by properly executing, under penalties of perjury, an IRS Form W-9 or suitable substitute form that provides:

•        your correct taxpayer identification number; and

•        a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on IRS Form W-9 or suitable substitute form in a timely manner, you may be subject to penalties imposed by the IRS.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. Backup withholding is not an additional tax and amounts withheld may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.

Non-U.S. Holders

For purposes of this summary, a Non-U.S. Holder is any beneficial owner of a Note that is neither a U.S. Holder nor a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes).

U.S. Federal Withholding Tax

If you are a Non-U.S. Holder, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless (A) you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding tax under an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business (as described below under “— U.S. Federal Income Tax”) in the United States or (B) you meet all four of the following requirements (in which case no U.S. federal withholding tax will be imposed):

•        you are not a bank receiving interest described in section 881(c)(3)(A) of the Code;

•        you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•        you are not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership; and

•        either (a) you provide your name and address on an IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification and other rules apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder is urged to consult its tax advisor regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Subject to the discussion below under “— Foreign Account Tax Compliance Act,” the 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a Note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with your conduct of that trade or business (or the interest is attributable to a permanent establishment maintained by you in the United States if a tax treaty applies), you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in “— U.S. Federal Withholding Tax”). In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of such effectively connected interest.

Any gain realized on the disposition of a Note generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, if a tax treaty applies, attributable to a permanent establishment maintained by a Non-U.S. Holder in the United States); or

•        you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. resident. If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. Non-U.S. Holders should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding Tax and Information Reporting

If you are a Non-U.S. Holder, the amount of interest paid to you, and any tax withheld with respect to such interest payments, regardless of whether any withholding was required, must be reported annually to the IRS and you. Copies of the information returns reporting the amount of interest paid to you and the amount of any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the Notes if you have provided us with an IRS Form W-8BEN or W-8BEN-E (or other applicable form) as described above and we do not have actual knowledge or reason to know that you are a U.S. person. In addition, no backup withholding or information reporting will be required with respect to the gross proceeds of the sale of Notes made within the United States or conducted through certain

U.S. financial intermediaries if (i) the payor receives the certification described above and does not have actual knowledge or reason to know that you are a U.S. person or (ii) you otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against your federal income tax liability and may entitle you to a refund provided you timely furnish the required information to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the U.S. Treasury regulations promulgated thereunder, which are commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA,” generally impose withholding at a rate of 30% on (i) interest payable on (including amounts treated as interest upon a disposition of) a Note, and (ii) after December 31, 2018, gross proceeds from a disposition of a Note by or through certain financial institutions (including investment funds), unless such institution (y) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (z) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which the Notes are held will affect the determination of whether FATCA withholding is required. Similarly, (i) interest payable on a Note, and (ii) after December 31, 2018, gross proceeds from a disposition of a Note received by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (y) certifies that such entity does not have any “substantial United States owners” or (z) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the United States Department of the Treasury. An intergovernmental agreement between the United States and applicable foreign country may modify these requirements. A Non-U.S. Holder should consult its tax adviser regarding the possible implications of FATCA on an investment in the Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by e-mailing prospectus-ny@ny.email.gs.com, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.